Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2013
(Expressed in US dollars)

Norsat International Inc.	Management’s Discussion & Analysis

TABLE OF CONTENTS

1.0 INTRODUCTION	3
2.0 BUSINESS OVERVIEW	3
2.1 OVERVIEW OF THE BUSINESS	3
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	6
2.4 STRATEGY	8
3.0 OVERVIEW	10
3.1 OUTLOOK	11
4.0 FINANCIAL REVIEW	11
4.1 NON-IFRS MEASUREMENTS	11
4.2 RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013	13
4.2 RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013	15
4.3 SUMMARY OF QUARTERLY RESULTS	18
4.4 BUSINESS COMBINATIONS	19
4.5 LIQUIDITY AND FINANCIAL CONDITION	20
4.6 CAPITAL RESOURCES	22
4.7 CONTRACTUAL OBLIGATIONS AND CONTINGENCIES	25
4.8 ISSUED CAPITAL	25
5.0 OFF BALANCE SHEET ARRANGEMENTS	26
6.0 TRANSACTIONS WITH RELATED PARTIES	26
7.0 PROPOSED TRANSACTIONS	26
8.0 CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES	27
9.0 OUTSTANDING SHARE DATA	27
10.0 RISKS AND UNCERTAINTIES	28
11.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	28
11.1 DISCLOSURE CONTROLS AND PROCEDURES	28
11.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	28
11.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	28

Norsat International Inc.	Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (“MD&A”) of Norsat International Inc. (“Norsat”, “the Company”, “we” or “us”) as of November 5, 2013 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2013 and 2012, and related notes included therein. These unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All amounts are expressed in United States dollars unless otherwise indicated. The MD&A and unaudited condensed interim consolidated financial statements were reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward- looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Report on Form 20-F, under the heading “Risk Factors” available at www.sec.gov. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

2.0 Business Overview

2.1 Overview of the Business

Norsat is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators and others. Our solutions enable the transmission of data, audio and video for remote and challenging applications. Our products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, radio frequency (“RF”) conditioning products, maritime based satellite terminals and remote networks connectivity solutions.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products.

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

Norsat International Inc.	Management’s Discussion & Analysis

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multicouplers, and accessories. Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the FCC in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products. This, in turn, preserves our leadership position in the antenna market.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers. Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Solutions

Our Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. In 2008, we entered the marine satellite business with a line of maritime very small aperture terminal (“VSAT’) and television receive only (“TVRO”) terminals and service offerings. This segment provides broadband connectivity for commercial and recreational fishing and boating, as well as military applications. We continue to explore different alternatives for leveraging our technology into the area of maritime communications.

Our portfolio of portable satellite systems includes:

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker now includes a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade specifications (MIL-STD-810G) and is easily transported via IATA compliant packaging. GLOBETrekker is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER is Norsat’s most portable satellite solution, ideal for the rapid

Norsat International Inc.	Management’s Discussion & Analysis

deployments of military or other highly mobile operations. The ROVER is capable of data transfer rates of approximately 1.0 Mbps, yet is still compact enough to fit into a single backpack.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, and yet portable enough for mobile operations. SigmaLink is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat’s COM series is a high-performance line of VSAT terminals designed for militaries, fisheries, oil & gas and other commercial applications. The TVRO series provides high quality signal reception, ideal for cruise, yacht and recreational applications. In 2012, Norsat introduced Global-VSATTM, an equipment and service bundle that includes satellite terminals and airtime.

Norsat’s high-performance fly-away satellite terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables user to pre-configure settings for rapid field deployments.

Norsat entered the machine-to-machine (“M2M”) solutions market in 2013 with Sentinel remote site monitoring and control (“RMC”), a new equipment and service package. M2M solutions refer to a wide variety of technologies that enable both wireless and wired systems to communicate with other devices of the same ability. By enabling machines to communicate with each other, real-time data can easily be collected and analyzed from remote locations.

Norsat’s Sentinel RMC is an end-to-end M2M solution that includes remote terminal units (“RTUs”) for remote site data collection and control, a communication service to backhaul data, a data hosting facility for storage, and a secure web based customer interface for data access. Initially designed for use in the upstream oil & gas market, Sentinel RMC is also ideal for other applications that require real-time data monitoring of remote sites, including forestry, municipal water systems and other unique and niche applications.

Through our recent acquisition of certain assets and liabilities of CVG, Incorporated (“CVG”), a US-based satellite communication business, we now offer a series of SATCOM Baseband Kits. These convenient, all-in-one tool kits can be used for worldwide satellite system field deployments. Baseband kits support a variety of applications and are available in Compact Flyaway Kits, Emergency Communications Kits and Red/Black Gateway Kits. Key features include the ability to provide core office functions while operating in emergency situations, market leading portability, and connectivity support in challenging environments.

The recent acquisition has also allowed us to introduce the RANGER -an assisted-acquire micro-sat terminal. The RANGER is a ruggedized, high performance and portable terminal ideal for rapid deployments where portability is essential.

Microwave Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other customized products.

Low Noise Block down converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) convert electrical signals into microwave signals that can be transmitted to an orbiting satellite.

Norsat International Inc.	Management’s Discussion & Analysis

Another extension of Norsat’s product offering stemming from our recent acquisition includes the new ATOM Series BUCs. These Block Up Converters are the smallest, lightest, and most energy efficient transmitters available on the market today. The high efficiency ATOM reduces power consumption significantly; delivering overall cost savings over the lifetime of the device.

Norsat is a market leader in microwave products. Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation. We believe that we have the largest market share of any of our competitors in this space.

2.3 Markets and Trends

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the land mobile radio (“LMR”) industry and specifically by the following industry segments:

➢	Public safety operators, including several police forces, the coast guards and navies, and a large set of ambulance and fire dispatch services;

➢
Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

➢	Mobile radio, public safety, aviation and heavy transport industries; and

➢	Original equipment manufacturers.

Sinclair products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair products support both voice and data.

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

➢
Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks. As an example, US broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks;

➢	Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products;

➢	Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the LMR market; and

➢	Original equipment manufacturers (“OEMs”) are driving greater efficiencies and increasing their bargaining power by favouring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Norsat’s satellite-based communications business includes Satellite Solutions, Microwave Products, Maritime Solutions and M2M Solutions. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These

Norsat International Inc.	Management’s Discussion & Analysis

satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are “stationary.” These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites. However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Demand for satellite-based M2M solutions is on the rise given the needs of key vertical markets. Overall the satellite market is stable and expected to grow at a steady pace. Certain verticals, such as transportation, oil and gas and cargo, show stable growth while military is expected to experience slower growth. Green energy, mining, utilities and civil government show growth typical of nascent markets.

Satellite-Based Communications – Trends

Although we continue to see softness in the satellite-based communications market as a result of the US sequestration, we believe that a number of longer term trends are positively influencing the sector. Specific trends include the following:

➢	There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

➢
As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

➢
In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world. Media outlets need to be able to deploy quickly to meet this expectation.

➢
Major media are experiencing competition from alternative news sources that typically make content available over the Internet. Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

➢	The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

➢
Major organizations that have global operations are increasingly aware of, and plan for, natural or manmade crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

➢	A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

➢
Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality. Providers who are able to meet this expectation can realize competitive advantages.

Norsat International Inc.	Management’s Discussion & Analysis

➢
Applications for satellite technology are becoming ubiquitous. From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery. As a result, a broader base of users has a need for ground-based satellite equipment.

2.4 Strategy

Provide leading communication solutions

Norsat’s mission is to become a leading provider of innovative communication solutions for remote and challenging applications. Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in challenging parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure. In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. Supported by a strong financial base, we continue to invest in research and development for the RF antenna and filter, satellite, and microwave businesses. These attributes will remain core elements of our strategy, forming the foundation of our organic growth.

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are also actively pursuing a mergers-and-acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential candidates that are leaders in their field and that meet our core acquisition criteria of:

➢	enhancing our ability to provide communication solutions in challenging environments;
➢	providing access to high-end commercial markets; and,
➢	increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come via business combinations, we are proceeding prudently. Any merger or acquisition opportunity must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

On April 16, 2013, Norsat acquired certain business assets and assumed certain liabilities of CVG. Please refer to Section 4.4 “Business Combination” for further information. This acquisition advances our core business by augmenting our product portfolio and enhancing intellectual property (IP) for our Satellite Solutions and Microwave business units.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company that is a leading provider of antenna and radio frequency conditioning products.

The Sinclair acquisition has proved to be a good fit with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for remote and challenging applications. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Both the Norsat and Sinclair brands are equated with superior products, the latest technologies and customized solutions. However, the Sinclair product line targets different end-markets than Norsat products, providing opportunities to expand our market base and generate cross-selling opportunities between the two units. The integration of Sinclair has enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in research and development to maintain our status as “best in class.” Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new

Norsat International Inc.	Management’s Discussion & Analysis

products within our various product segments will keep Norsat on the cutting edge of the industry, attract new business and lead to the development of new market verticals.

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition has strongly supported this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We have seen the benefits of engaging new and past customers under the strength of a larger combined entity resulting in ordering activities. We will continue to pursue new opportunities that further expand our market reach.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer. Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products. In particular, we believe customers in remote and challenging environments would benefit from an end-to-end solution provider approach, enabling them to purchase all of their secure communication requirements from a single vendor. Customers could then be confident that all elements would be configured to work well together, and that they would receive comprehensive product support. Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for challenging applications and environments.

We are also seeking out new opportunities in remote and challenging applications where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s remote and challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build outs or expansion projects.

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives. In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the US Government were initially sold through our direct sales force. Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.

We will continue to use, increase and invest in our various sale channels, and we are increasingly emphasizing those that enable us to target large commercial customers. In addition, we are pursuing opportunities to cross-sell our products to customers within all of our segments.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses and we will continue to focus our resources strategically. While we seek growth opportunities, we also continue to review opportunities for strategic cost-cutting measures.

Norsat International Inc.	Management’s Discussion & Analysis

3.0 Overview

➢
On April 16, 2013, we acquired certain business assets and assumed certain liabilities of CVG for cash consideration of $0.5 million. The acquired assets include new products and associated IP that align with our existing product roadmap and enable us to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).

During the second quarter we successfully transitioned the acquired assets to our Richmond, BC facility and during the third quarter, we achieved approximately $320,000 in revenues from these new products. Subsequent to the quarter end, on October 9, 2013, we announced a $6.3 million order from Harris Corporation (NYSE:HRS) for our compact and efficient ATOM series SSPAs, products we acquired as part of the CVG transaction. We are continuing to add additional resources to the infrastructure of our newly acquired product lines and we are optimistic about their future prospects.

➢
On March 28, 2013, we were awarded a Cdn$13.3 million repayable contribution from the Canadian Government’s Strategic Aerospace and Defence Initiative (“SADI”). This contribution will enhance our strategic research and development program going forward and will help maintain our leadership position in the development of innovative new products and technologies. An important benefit of the SADI award is the opportunity to work collaboratively with university researchers and to develop stronger channel relationships with local suppliers of components used in our new technologies. Norsat has a long history of excellence in research and development, and the contribution from SADI ensures we will remain at the forefront of communications technology development.

➢
The nine months ended September 30, 2013 proved a challenging period with sales negatively affected by US government budget sequestration and by the ongoing economic uncertainty in our markets. Total sales for the three and nine months ended September 30, 2013 declined to $8.8 million and $25.7 million respectively, from $11.0 million and $31.8 million during the same periods last year. The decrease in total sales reflects moves by customers to cut back and delay programs.

➢
Our Sinclair Technologies segment recorded sales of $5.4 million in the third quarter of 2013 compared to $6.0 million in the third quarter of 2012, and $16.2 million in the nine months ended September 30, 2013, compared to $18.5 million during the same period in 2012.

➢
Satellite Solutions sales were significantly impacted by the US sequestration, with sales of $0.9 million in the third quarter of 2013, compared to $2.4 million in Q3 2012. For the nine months ended September 30, 2013, Satellite Solutions sales were $3.9 million, compared to $6.2 million during the same period in 2012. US government sequestration, the substantial completion of our NATO and the FNESS contracts, and the expiry of warranties and post-service contracts were the key factors in the year-over-year changes.

➢
Microwave Products sales were $2.5 million in the third quarter of 2013 declining slightly from $2.7 million in the third quarter of 2012. During the nine months ended September 30, 2012, Microwave Products sales were $5.7 million, compared to $7.1 million during the same period in 2012. Our Microwave segment was significantly impacted by the US budget sequestration, which resulted in some customers delaying projects.

➢	Consolidated gross margins for the three and nine months ended September 30, 2013 were 41% in both periods, compared to 41% and 43% during the same periods in 2012.

➢
Continued global economic weakness and US budget sequestration has increased competition in our markets. Going forward, pricing pressure could negatively impact our ability to maintain or improve margins.

Norsat International Inc.	Management’s Discussion & Analysis

3.1 Outlook

While the US government budget sequestration and ongoing economic uncertainties continue to have a negative impact on market demand, we anticipate modest revenue improvement in the fourth quarter of 2013 driven by increased customer activity in the Sinclair and Microwave segments. Sales in our Microwave segment should be further supported by our diversification activities, including the addition of the CVG product portfolio and the recent and related win of the $6.3 million Harris contract. Harris Corporation is an acknowledged industry leader and we believe this partner’s recognition of our product strengths will bolster Norsat’s reputation and could further our expansion into the BUC market for high power block upconverters.

Going forward, we will continue to work to diversify our business by broadening our product portfolio and expanding our customer base on a geographic and market sector basis. We are continuing to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. We are also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with our stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. We will continue to actively pursue merger and acquisition opportunities that provide strong value, further our strategic objectives and have the potential to be accretive to shareholders.

We will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, we continue to evaluate other strategic opportunities for improving our overall operating and financial performance.

4.0 Financial Review

4.1 Non-IFRS Measurements

The following are non-IFRS measurements. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the unaudited condensed interim consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2013.

EBITDA

EBITDA is a non-IFRS measure which we use to manage and evaluate operating performance. It is reconciled to IFRS in the tables below:

Norsat International Inc.	Management’s Discussion & Analysis

EBITDA (1)
('000)	Three months ended September 30
	2013	2012	Change
EBITDA	$1,361	$1,659	$(298)	(18%)
Interest expense	(52)	(136)	84	(62%)
Amortization and depreciation	(357)	(373)	16	(4%)
Tax recovery	47	86	(39)	(45%)
Foreign exchange gain/(loss)	(252)	(414)	162	(39%)
Discontinued operations	-	153	(153)	(100%)
Gain on bargain purchase	(47)	-	(47)	-
Reorganization	(17)	-	(17)	-
Net earnings for the period	$683	$975	$(292)	(30%)

Note

(1) EBITDA refers to earnings before interest, taxes, depreciation, amortization, discontinued operations, reorganization costs, gain on bargain purchase and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes. However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other entities.

EBITDA for the three months ended September 30, 2013 decreased to $1.4 million, from $1.7 million during the same period in 2012. Although third quarter gross profit decreased by $1.0 million year-over-year due to lower sales volumes, this was offset by a $0.7 million reduction in operating expenses. The decrease in operating expenses reflects reduced sale commissions and bonuses accrued as a result of lower sales volumes and lower earnings, together with lower G&A expenses from employee-related cost savings, and slightly higher government contributions.

EBITDA (1)
('000)	Nine months ended September 30
	2013	2012	Change
EBITDA	$2,977	$3,549	$(572)	(16%)
Interest expense	(195)	(384)	189	(49%)
Amortization and depreciation	(1,029)	(1,118)	89	(8%)
Tax recovery	84	2,495	(2,411)	(97%)
Foreign exchange gain	300	(360)	660	(183%)
Discontinued operations	-	81	(81)	(100%)
Reorganization	(128)	-	(128)	-
Net earnings for the period	$2,009	$4,263	$(2,254)	(53%)

EBITDA for the nine months ended September 30, 2013 was $3.0 million, compared to $3.6 million during the same period in 2012. The year-over-year change in EBITDA reflects a $2.9 million reduction in gross profit contributions resulting from lower sales volumes in 2013, partially offset by a $2.3 million decrease in operating expenses. The decrease in expenses reflects reduced sale commissions as a result of lower sales volumes, lower G&A expenses from reduction in bonuses accrued due to lower sales volumes and lower earnings, and higher government contributions.

Working Capital

We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Working capital is calculated by subtracting current liabilities from current assets. As at September 30, 2013, working capital increased 24% to $9.3 million, from $7.5 million at December 31, 2012.

Norsat International Inc.	Management’s Discussion & Analysis

Current Ratio

Current ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio helps to assess the health of our liquidity. Current ratio is defined as current assets divided by current liabilities. As at September 30, 2013, our current ratio increased to 1.8 times, from 1.5 times as at December 31, 2012.

4.2 Results of Operations for the Three Months Ended September 30, 2013

Sales and Gross Margin

	Three months ended September 30
	2013	2012	Change
Sales (in '000s)
Sinclair Technologies	$5,389	$5,950	$(561)	(9%)
Satellite Solutions	945	2,381	(1,436)	(60%)
Microwave Products	2,454	2,666	(212)	(8%)
Total	$8,788	$10,997	$(2,209)	(20%)

Gross Profit Margin
Sinclair Technologies	41%	41%	-
Satellite Solutions	29%	40%	(11%)
Microwave Products	44%	44%	-
Total	41%	41%	-

Results from our three business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest as most of Sinclair’s customers build inventories in preparation for commencing installation in the spring and summer seasons. For our Satellite Solutions and Microwave segments, the third and fourth quarters are typically the strongest as these are traditionally the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

For the three months ended September 30, 2013, total sales were $8.8 million, compared to $11.0 million in Q3 2012.

Sales from the Sinclair Technologies segment were $5.4 million, compared to $6.0 million during the same period in 2012. The year-over-year change in sales reflects reduced government spending in Canada and the negative impact of the US government budget sequestration.

Third quarter Satellite Solutions sales were $0.9 million, compared to $2.4 million in Q3 2012. The year-over-year decline mainly reflects lower equipment and services sales to the US government agencies impacted by the US budget sequestration.

Third quarter Microwave Products sales were $2.5 million, compared to $2.7 million in Q3 2012. Our Microwave segment was impacted by the US budget sequestration, which has caused delays in customer projects and delayed purchasing activity.

On a consolidated basis, third quarter gross margin percentages were 41%, on par with Q3 2012 results. Third quarter gross margins from the Sinclair Technologies segment also held steady at 41%. Satellite Solutions gross margins declined significantly to 29% in the third quarter of 2013, from 40% in Q3 2012, impacted by higher proportion of lower-margin equipment and airtime sales. Microwave gross margins remained consistent at 44% in the third quarters of 2013 and 2012.

Norsat International Inc.	Management’s Discussion & Analysis

Expenses

('000s)	Three months ended September 30
	2013	2012	Change
Selling and distributing expenses	$1,487	$1,965	$(478)	(24%)
General and administrative expenses	847	993	(146)	(15%)
Product development expenses, net	238	289	(51)	(18%)
Other expenses	375	577	(203)	(35%)
Total expenses	$2,947	$3,824	$(878)	(23%)

For the three months ended September 30, 2013, total expenses decreased to $2.9 million, from $3.8 million in Q3 2012.

Selling and distributing expenses decreased to $1.5 million, from $2.0 million in 2012, reflecting reductions in personnel costs and sales commissions as a result of the lower sales volumes in Q3 2013.

Third quarter general and administrative expenses decreased to $0.8 million, from $1.0 million in Q3 2012. The year-over-year reduction in G&A expenses reflects employee-related cost savings and reduction in bonuses accrued due to lower sales volumes and earnings.

('000s)	Three months ended September 30
	2013	2012	Change
Direct expenses	$644	$609	$35	6%
Amortization	85	103	(18)	(17%)
Less: Government contribution	(491)	(423)	(68)	16%
Total product development expenses, net	$238	$289	$(51)	(18%)

Third quarter direct product development expenses remained constant at $0.6 million in 2013 compared to the same period last year. Product development expense claims under the SADI contract were slightly higher compared to the same period last year. The contract enables the Company to claim eligible costs incurred between July 27, 2012 and December 31, 2017. Claims for the three months ended September 30, 2013 were $0.5, million compared to $0.4 million during the same period in 2012. As a result, net product development costs of $0.2 million for the three months ended September 30, 2013 were lower than the $0.3 million for the same period in 2012.

For the three months ended September 30, 2013, other expenses decreased to $0.4 million, from $0.6 million in Q3 2012. This decrease reflects a $0.2 million reduction in foreign exchange loss, together with a $0.1 million reduction in interest expenses as we reduced our acquisition loan and promissory note payable balances. In addition, we reversed the preliminary gain on bargain purchase of $47,773 relating to the CVG acquisition recognized in the second quarter of 2013 and reallocated the amount to provisions in the third quarter.

Norsat International Inc.	Management’s Discussion & Analysis

Net earnings for the period

('000s), except per share amounts	Three months ended September 30
	2013	2012	Change
Earnings before income taxes	$636	$736	$(100)	14%
Net income tax expense/ (recovery)	(47)	(86)	39	45%
Net earnings from continuing operations	683	822	(139)	(17%)
Net loss from discontinued oprations	-	153	(153)	100%
Net earnings for the period	$683	$975	$(292)	(30%)

Basic earnings per share
Earnings from continuing operations	0.01	0.01	-	-
Earnings (loss) from discontinued operations	-	-	-	-
Total	$0.01	$0.01	$-	-
Diluted earnings per share
Earnings from continuing operations	0.01	0.01	-	-
Earnings (loss) from discontinued operations	-	-	-	-
Total	$0.01	$0.01	$-	-

We reported third quarter earnings before income taxes of $0.6 million in Q3 2013, down slightly from $0.7 million during the same period last year.

Third quarter net earnings from continuing operations were $0.7 million, or $0.01 per share basic and diluted, compared to $0.8 million, or $0.01 per share basic and diluted, in Q3 2012.

4.2 Results of Operations for the Nine Months Ended September 30, 2013

Sales and Gross Margin

	Nine months ended September 30
	2013	2012	Change
Sales (in '000s)
Sinclair Technologies	$16,151	$18,511	$(2,360)	(13%)
Satellite Solutions	3,906	6,215	(2,309)	(37%)
Microwave Products	5,683	7,105	(1,422)	(20%)
Total	$25,740	$31,831	$(6,091)	(19%)

Gross Profit Margin
Sinclair Technologies	42%	44%	(2%)
Satellite Solutions	33%	38%	(5%)
Microwave Products	44%	44%	-
Total	41%	43%	(2%)

For the nine months ended September 30, 2013, total sales were $25.7 million, compared to $31.8 million for the same period last year.

Nine month sales from our Sinclair Technologies segment were $16.2 million, compared to $18.5 million during the same period in 2012. The year-over-year decrease reflects reduced government spending in Canada and the negative impact of US government budget sequestration.

Satellite Solutions sales were $3.9 million for the nine months ended September 30, 2013, compared to $6.2 million for the same period in 2012. Sales from this segment were significantly impacted by reduced US military ordering of satellite equipment and services, reflecting the impact of US budget sequestration. Service revenues also declined as warranties and post-service contracts expired.

Norsat International Inc.	Management’s Discussion & Analysis

Microwave Products sales for the first nine months of 2013 were $5.7 million, compared to $7.1 million during the same period in 2012. Our Microwave segment was significantly impacted by the US budget sequestration, which resulted in some customers delaying projects.

On a consolidated basis, gross margin percentage was 41% for the nine months ended September 30, 2013, compared to 43% for the same period in 2012. Our Microwave Products segment achieved gross margin of 44%, in line with results from 2012. Margins from our Sinclair Technologies segment were 42%, compared to 44% in the first nine months of 2012, reflecting increased product warranty provision during the 2013 period. Satellite Solutions gross margin decreased to 33%, from 38%, primarily reflecting a greater proportion of lower-margin revenues in the mix during 2013, especially related to airtime.

Expenses

('000s)	Nine months ended September 30
	2013	2012	Change
Selling and distributing expenses	$4,667	$5,681	$(1,014)	(18%)
General and administrative expenses	3,033	3,761	(728)	(19%)
Product development expenses, net	1,036	1,600	(564)	(35%)
Other expenses	(31)	815	(846)	(104%)
Total expenses	$8,705	$11,857	$(3,152)	(27%)

For the nine months ended September 30, 2013, total expenses decreased to $8.7 million, from $11.9 million during the same period in 2012.

Selling and distributing expenses decreased to $4.7 million for the nine months ended September 30, 2013, from $5.7 million in 2012. The year-over-year change reflects reduced personnel expenses and decreased sales commissions as a result of the lower sales volumes in the 2013 period.

General and administrative expenses decreased to $3.0 million year-to-date, from $3.8 million during the same period in 2012. The reduction in G&A expenses reflects the absence of approximately $0.3 million in severance costs paid in Q1 2012 for the former President of Sinclair, together with $0.5 million reduction in bonuses accrued due to lower sales volumes and earnings in 2013. These savings were partially offset by CVG transaction-related costs of approximately $0.1 million.

('000s)	Nine months ended September 30
	2013	2012	Change
Direct expenses	$2,478	$2,130	$348	16%
Amortization	247	326	(79)	(24%)
Less: Government contribution	(1,689)	(857)	(832)	97%
Total product development expenses, net	$1,036	$1,599	$(563)	(35%)

Direct product development expenses increased to $2.5 million during the nine months ended September 30, 2013, from $2.1 million during the same period in 2012. This increase reflects investments made to accelerate development of the newly acquired CVG product lines. On March 28, 2013, we secured a new repayable government contribution under the SADI program, which enables us to claim eligible costs incurred between July 27, 2012 and December 31, 2017. The timing of the award meant that over two quarters worth of government contributions were recorded in Q1 2013, compared to just one quarter in the first quarter of 2012. Claims for the nine months ended September 30, 2013 were $1.7 million, compared to $0.9 million during the same period in 2012. As a result, net product development costs declined to $1.0 million for the nine months ended September 30, 2013, from $1.6 million during the same period in 2012.

Other income for the first nine months of 2013 was $31,094, compared to other expenses of $0.8 million during the same period in 2012. The increase in other income was driven by a $0.7 million foreign exchange gain realized as the US dollar strengthened against the Canadian dollar, and by a $0.2 million decrease in interest expenses resulting from the reduction in acquisition loan and promissory note payable balances.

Norsat International Inc.	Management’s Discussion & Analysis

Net earnings for the period

('000s), except per share amounts	Nine months ended September 30
	2013	2012	Change
Earnings before income taxes	$1,925	$1,687	$238	14%
Net income tax expense/ (recovery)	(84)	(2,495)	2,411	97%
Net earnings from continuing operations	2,009	4,182	(2,173)	(52%)
Net earnings from discontinued oprations	-	81	(81)	100%
Net earnings for the period	$2,009	$4,263	$(2,254)	(53%)

Basic earnings per share
Earnings from continuing operations	0.03	0.07	(0.04)	(57%)
Earnings (loss) from discontinued operations	-	-	-	-
Total	$0.03	$0.07	(0.04)	(57%)
Diluted earnings per share
Earnings from continuing operations	0.03	0.07	(0.04)	(57%)
Earnings (loss) from discontinued operations	-	-	-	-
Total	$0.03	$0.07	$(0.04)	(57%)

For the nine months ended September 30, 2013, earnings before income taxes increased to $1.9 million, from $1.7 million during the same period in 2012.

Net income tax recovery was $0.1 million in the first nine months of 2013, compared to $2.5 million during the same period in 2012. The significant income tax recovery in the 2012 period resulted from the reorganization of our legal structure.

Nine month net earnings from continuing operations decreased to $2.0 million, or $0.03 per share, basic and diluted, from $4.3 million, or $0.07 per share, basic and diluted, during the same period in 2012. The higher earnings achieved last year reflect the positive impact of a net income tax recovery of $2.5 million.

Norsat International Inc.	Management’s Discussion & Analysis

4.3 Summary of Quarterly Results

Quarterly Financial Data
('000s), except for earnings per share		Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31

2013	$	$	$
Sales	8,354	8,598	8,788
EBITDA (1)	797	819	1,361
Net earnings for the period	412	914	683
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.01	0.01	0.01
Weighted average common shares outstanding -	#	#	#
Basic ('000s)	58,037	57,831	57,674
Diluted ('000s)	58,113	57,868	57,677

2012	$	$	$	$
Sales	10,409	10,425	10,997	10,598
EBITDA (1)	1,156	734	1,659	1,266
Net earnings for the period -from continuing operations	556	2,805	822	872
Net earnings for the period	518	2,771	975	871
Earnings per share from continuing operations and net earnings per share - basic and diluted	0.01	0.05	0.01	0.02
Weighted average common shares outstanding -	#	#	#
Basic ('000s)	58,317	58,197	58,037	58,037
Diluted ('000s)	58,343	58,197	58,039	58,039

2011	$	$	$	$
Sales	8,599	8,427	11,298	9,468
EBITDA (1)	1,088	412	1,790	919
Net (loss) earnings for the period -from continuing operations	(115)	(285)	1,102	(219)
Net (loss) earnings for the period	(187)	(285)	1,102	(219)
(Loss) earnings per share from continuing operations and net (loss) earnings per share - basic and diluted	(0.00)	(0.00)	0.02	(0.00)
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	57,082	58,364	58,351	58,317
Diluted ('000s)	57,082	58,364	58,380	58,317

Note
(1) EBITDA refers to earnings before interest, taxes, depreciation, amortization, discontinued operations, reorganization costs, gain on bargain purchase and foreign exchange and is a non-IFRS performance measure. EBITDA is reconciled to its nearest IFRS measure, net earnings for the period in Section 4.1 “Non-IFRS Measurements”.

Quarterly results from our three revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the spring and summer seasons. For our other two segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy as Sinclair’s sales are generally more evenly distributed than those of our other segments. They also tend to be strongest during periods when sales from our other segments are relatively weak. For the short-term, we have mitigated revenue instability in our Satellite Solutions segment through the addition of revenues from the FNESS contracts discussed in our annual 2011 MD&A. We have also created a revenue backlog, which is expected to help reduce some of the volatility in our financial results through March 2014.

Norsat International Inc.	Management’s Discussion & Analysis

During the second quarter of 2012, we recorded a deferred income tax recovery of $3.0 million as a result of the reorganization of our legal structure, resulting in net income of $2.8 million in Q2 2012.

4.4 Business Combinations

a.) Acquisition of US-Based Satellite Communication Business

On April 16, 2013, we entered into a definitive agreement to acquire certain business assets and assume certain liabilities of CVG. We financed the transaction with cash from operations. The acquired assets include new products and associated IP that align with our existing product roadmap and allow us to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).

The CVG acquisition has been accounted for as an acquisition of a business and the identified assets, and liabilities below are a result of management’s best estimates and assumptions after taking into account all relevant information available. We conducted studies and analysis of the acquired assets and liabilities to arrive at the preliminary purchase price allocation below.

The preliminary assessed fair value of the identifiable assets and liabilities of CVG as at April 16, 2013 are as follows:

('000)	Fair value recognized on acquisition
Assets
Inventories	$793
Property and equipment	259
Assets held for sale	33
Total Assets	1,085

Liabilities
Accrued liabilities	21
Provisions	534
Total Liabilities	555

Total identifiable net assets at fair value	$530
Purchase consideration transferred	$530

The preliminary gain on bargain purchase of $47,773 recognized in the second quarter of 2013 was reversed and the amount was reallocated to provisions during the three months ended September 30, 2013.

We recognized $32,778 assets held for sale at acquisition date, comprised of assets redundant to our operation and which we intend to dispose of within one year. Subsequent to the acquisition, we realized $7,800 relating to the disposal of a portion of these assets. As at September 30, 2013, $24,978 of these assets was still being held for sale and is reflected in the Consolidated Statements of Financial Position.

Provisions relate to product warranty liabilities for products sold by CVG prior to the acquisition.

Purchase consideration

We paid cash consideration of $0.5 million and financed the purchase from our cash and cash equivalents.

As at September 30, 2013, acquisition-related costs, including legal, professional fees and relocation expenses amounting to approximately $0.1 million have been recognized as a general and administrative expense in the Consolidated Statements of Earnings and Comprehensive Income.

Norsat International Inc.	Management’s Discussion & Analysis

CVG’s contribution to the Company’s results

From the acquisition date on April 16, 2013 to September 30, 2013, CVG contributed the following revenue and net loss to our results:

('000)	Revenue	Net earnings/
		(loss)
Norsat International Inc. (without CVG)	$25,419	$2,016
CVG	321	(7)
	$25,740	$2,009

Had the acquisition occurred on January 1, 2013, we estimate our revenue and net earnings for the period to September 30, 2013 would have been:

('000)	Revenue	Net earnings/
		(loss)
Norsat International Inc. (without CVG)	$25,419	$2,016
CVG	525	(11)
	$25,944	$2,005

These amounts have been determined by applying our accounting policies and adjusting the results of CVG to reflect additional employee expenses, depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment had been applied from January 1, 2013.

b.) Sinclair Acquisition

During the nine months ended September 30, 2013, we released $1.0 million in cash from escrow to the vendors of Sinclair Technologies as part of the purchase consideration. The funds were originally held in escrow to act as a security for certain events should we be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors.

For the nine months ended September 30, 2013, we paid approximately $0.8 million in cash to the vendors, respectively, as part of the purchase consideration, representing full settlement of the promissory note with total principal payments owing of $0.7 million and accumulated interest of $30,258.

4.5 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital, capital expenditures and acquisition loan repayment.

As at September 30, 2013 we had $2.6 million in cash and cash equivalents, compared to $5.1 million as at December 31, 2012. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $4.2 million operating line of credit. As at September 30, 2013, there were no amounts drawn under our operating line of credit. Please refer to Section 4.6 “Capital Resources” for changes in our credit facilities.

Cash used in operating activities was approximately $0.4 million for the three months ended September 30, 2013, compared to cash provided by operating activities of $1.3 million in Q3 2012. For the nine months ended September 30, 2013, cash used in operating activities was $0.5 million compared to approximately $1.6 million in cash provided by operating activities during the same period in 2012. In 2012, we benefitted from a deferred income tax recovery of approximately $3.0 million as a result of our legal restructure.

Norsat International Inc.	Management’s Discussion & Analysis

For the three and nine months ended September 30, 2013, approximately $0.3 million and $0.9 million cash was used in investing activities, compared to $0.1 million during the same periods in 2012. During the third quarter of 2013, we purchased equipment and software of approximately $0.5 million, offset by government funding of $0.1 million. During the nine months ended September 30, 2013, we purchased CVG for $0.5 million.

For the three and nine months ended September 30, 2013, cash provided by financing activities was $0.7 million and $1.0 in cash was used in financing activities, compared to $0.7 million and $1.5 million in cash used during the same periods in 2012. During the third quarter of 2013, we received government funding of approximately $1.2 million, offset by principal repayment of our acquisition loan of $0.5 million. During the nine months ended September 30, 2013, we received government funding of approximately $1.9 million, offset by principal repayment on our acquisition loan of $1.9 million, promissory notes payment of $0.7 million, and purchase of our common shares in the open market of $0.2 million in order to provide shares to RSU participants at applicable vesting dates for those RSUs that were granted in May 2013.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Working capital1 as at September 30, 2013 increased to $9.3 million, from $7.5 million at December 31, 2012. The current ratio2 as at September 30, 2013 also improved to 1.8 times, compared to 1.5 times as at December 31, 2012.

Trade and other receivables were $6.6 million as at September 30, 2013, down from $7.1 million as at December 31, 2012. Government funding receivables were $0.4 million as at September 30, 2013, a reduction of $0.2 million over the $0.6 million receivable at December 31, 2012. During the third quarter of 2013, we received funding for the Q1 and Q2 2013 claims submitted earlier this year (see Section 4.6 “Capital Resources”).

Inventory as at September 30, 2013 was $11.3 million, compared to $9.0 million as at December 31, 2012, an increase of $2.3 million. We added $0.8 million in inventory through our recent acquisition of certain assets and liabilities of CVG and approximately $1.3 million in inventory to fulfill orders on the new products we introduced as a result of our recent acquisition. In addition, inventory provisions of Sinclair were reduced by approximately $0.2 million as we were able to reduce certain slow moving inventories.

Trade and other payables and accrued liabilities decreased to $4.9 million as at September 30, 2013, from $5.8 million as at December 31, 2012. The $0.9 million reduction mainly reflects the payout of 2012 bonuses and timing differences of supplier payables and settlement, partially offset by the increase in the warranty provision.

Provisions increased to $1.0 million as at September 30, 2013, compared to $0.4 million as at December 31, 2012. We added approximately $0.5 million in CVG-related product warranty provisions, net of natural expiry of warranties since acquisition.

As of September 30, 2013, shareholders’ equity increased to $25.5 million, from $24.2 million at December 31, 2012. The increase was mainly due to the $2.0 million increase in earnings, a $0.2 million increase in stock-based compensation of stock options and restricted share units, offset by $0.2 million purchase of our own common shares for settling future delivery of issued restricted share units, and a $0.7 million decrease in accumulated other comprehensive income due to foreign exchange movements.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

[1] Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measurements”.
[2] Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure. See Section 4.1 “Non-IFRS Measurements”.

Norsat International Inc.	Management’s Discussion & Analysis

4.6 Capital Resources

Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard our ability to support normal operating requirements on an ongoing basis.

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, and the operating line of credit (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at September 30, 2013, shareholder’s equity was $25.5 million (December 31, 2012 - $24.2 million).

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have an operating line of credit in place that can be drawn upon.

On March 28, 2013, we entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI”). Under this agreement, the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. The agreement covers eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). We are obliged to repay the funding over the repayment period.

Funding is conditional on maintaining certain reporting requirements. As at September 30th, 2013, we are in compliance with these reporting requirements.

For the three and nine months ended September 30, 2013, there were no other changes in our approach to capital management.

Our capital resources as at September 30, 2013 were in cash and cash equivalents. We plan to continue to fund cash requirements through operations. If required, we have credit facilities in place that can be drawn upon.

As at September 30, 2013, we had cash and cash equivalents of $2.6 million.

As at September 30, 2013, we were in compliance with our externally imposed covenants.

Credit Facilities

On July 3, 2013, we renewed and amended our existing credit facility with HSBC Bank Canada (the “Bank”). The acquisition loan was extended for three years, ending on June 30, 2016. As a result, monthly principal repayments have been reduced to $160,000 (previously $250,000), with applicable interest rate spread ranging from 0.5% to 3.5% (previously 1% to 4%) depending on our funded debt to EBITDA ratio determined on a rolling-12 month basis based on our consolidated financial statements.

At our request, the demand revolving operating line of credit has been reduced to US$2.25 million (previously US$2.8 million). If drawn, applicable interest rates are as follows:

➢	the Bank’s Prime Rate plus 0.5% per annum for amounts outstanding in Canadian dollars (previously the Bank’s Prime Rate plus 1.35% per annum) and/or

➢	the Bank’s U.S. Base Rate plus 0.50% per annum for amounts outstanding in US dollars (previously the Bank’s U.S. Base Rate plus 1.35% per annum).

Norsat International Inc.	Management’s Discussion & Analysis

We are subject to the following externally imposed capital requirements under our renewed credit facility with the Bank:

➢	Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢
Debt service coverage ratio cannot be (i) less than 1.00 to 1.00 for fiscal year ending December 31, 2013 (ii) less than 1.10 to 1.00 for the fiscal year ending December 31, 2014, (iii) less than 1.20 to 1.00 for the fiscal year ending December 31, 2015, and thereafter. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments (“EBITDAS”) plus loss on sale of assets less cash taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate principal and interest payments made during the relevant fiscal year. This ratio shall be calculated annually and based on our consolidated financial statements. For the fiscal year ending December 31, 2013, the debt service coverage ratio calculation shall exclude business acquisitions (share or asset purchases) from unfunded capital expenditures.

➢
Funded debt to EBITDAS, less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12 month basis. Funded debt includes our operating line of credit and acquisition loan.

Our existing non-revolving demand loan of US$1.0 million with the Bank and revolving demand loan of US$0.9 million with HSBC Bank of USA remained unchanged.

Accordingly, as at November 5, 2013, we have access to undrawn credit facilities totaling $4.2 million.

For the three and nine months ended September 30, 2013, we made principal repayments of $0.5 million and $1.9 million (three and nine months ended September 30, 2012 - $0.8 million and $2.0 million) against our acquisition loan.

As at September 30, 2013 and November 5, 2013, our combined weighted average interest rates were 3.0%.

In 2011, we incurred costs of $0.1 million related to acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the original term of the loan. The unamortized balance of these capitalized costs as at September 30, 2013 was $36,194 (December 31, 2012-$56,554).

As at September 30, 2013, we were in compliance with the externally imposed covenants.

Strategic Aerospace and Defense Initiative (“SADI I”)

In 2008, we were awarded a Cdn$5.97 million repayable contribution by the Canadian Ministry of Industry’s SADI program (“SADI I”). The SADI award provided external validation of the excellence of our research and development activities, while also supporting our continued investment in technological innovation. We claimed the maximum funding of Cdn$5,975,200 under this agreement as at December 31, 2012. As at December 31, 2012, $595,169 (Cdn$592,720) remains in trade and other receivables related to this funding.

During the nine months ended September 30, 2013, we received the remaining funds of $571,817 (Cdn$592,270) relating to SADI I. As at September 30, 2013, nil remains in trade and other receivables relating to SADI I .

Starting in 2013, we are obligated to make annual repayments over the repayment period, with the following terms:

➢
The repayment period began January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of Cdn$8,962,800 (representing 1.5 times the contributions received) of the actual amounts disbursed by the Minister (Cdn$5,975,200) is repaid, whichever occurs earlier.

➢
Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.94% multiplied by gross business revenue as defined in the SADI I agreement multiplied by the adjustment

Norsat International Inc.	Management’s Discussion & Analysis

rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue.

As at September 30, 2013, we have calculated the SADI I repayment amount to be nil as year-to-date actual sales did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and our accounting policy relating to SADI repayment (see Section 8.0 “Critical Accounting Estimates and Accounting Policies”).

Strategic Aerospace and Defense Initiative (“SADI II”)

For the three and nine months ended September 30, 2013, we recorded approximately $0.5 million and $1.7 million as a reduction to product development expenses in the condensed interim consolidated statements of earnings and comprehensive income. For the three and nine months ended September 30, 2013 we have also recorded approximately $0.1 million and $11,180 as a reduction to property and equipment costs relating to SADI II.

For the three and nine months ended September 30, 2013, total cash received under SADI II was approximately $1.3 million.

As at September 30, 2013, approximately $0.5 million (Cdn$0.5 million) remained in trade and other receivables relating to this project for costs incurred.

SADI II repayment is contingent on performance benchmarks established at the end of our fiscal 2017 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years, commencing in 2018. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement, multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

As at September 30, 2013, we did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

Digital Technology Adoption Pilot Program (“DTAPP”)

Effective February 1, 2013, the National Research Council Canada extended the length of our August DTAPP agreement from March 15, 2013 to September 30, 2013 with all other terms and conditions remaining unchanged.

For the three and nine months ended September 30, 2013, we recorded $6,714 and $0.1 million as a reduction to expenses in the consolidated statements of earnings and comprehensive income relating to our DTAPP agreements.

Total cash received was $27,034 and $0.1 million for the three and nine months ended September 30, 2013 (three and nine months ended September 30, 2012 - $33,583 and $0.1 million).

As at September 30, 2013, we have completed all DTAPP programs and have received all government funding claimed to date. As a result, nil remains outstanding in trade and other receivables relating to the DTAPP agreements (December 31, 2012 - $36,662 (Cdn$36,623)).

Research and Development, Patents and Licenses, etc.

For the three and nine months ended September 30, 2013, we invested $0.6 million and $2.5 million into product development (direct expenses) compared to $0.6 million and $2.1 million in the comparable period in 2012. The increase reflects our commitment to ongoing product development activities.

Norsat International Inc.	Management’s Discussion & Analysis

4.7 Contractual Obligations and Contingencies

Our known contractual obligations at September 30, 2013, are quantified in the following table:

('000s)	Remaining	2014	2015	2016	2017	Total
	2013				and after
Acquisition loan	$480	$1,920	$1,920	$677	$-	$4,997
Inventory purchase obligations	2,699	1,152	-	-	-	3,851
Operating lease obligations	210	827	449	413	8	1,907
Total	$3,389	$3,899	$2,369	$1,090	$8	$10,755

In the normal course of business, we enter into purchase commitments, including inventory purchase obligations as disclosed above.

We have operating lease commitments that extend to June 2017.

Legal Proceedings

From time to time we may enter into legal proceedings relating to certain potential claims. It is impossible at this time for us to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to our consolidated financial position. As at November 5, 2013, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on our financial position or profitability.

4.8 Issued Capital

On May 8, 2013, our shareholders voted and approved the increase of the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Stock Option Plan

As at September 30, 2013, a total of 2,25,187 stock options were outstanding at exercise prices ranging from Cdn$0.36 to Cdn$0.92 per share. For the three and nine months ended September 30, 2013, we charged $26,674 and $0.1 million to operating expenses as share-based payments with a corresponding increase in contributed surplus (three and nine months ended September 30, 2012 -$47,488 and $0.1 million).

A total of 21,000 stock purchase options were granted at a weighted average exercise price of Cdn$0.50 and weighted average fair value of Cdn$0.17 during the three months ended September 30, 2013.

A total of 672,928 stock purchase options were granted at a weighted average exercise price of Cdn$0.54 and weighted average fair value of Cdn$0.19 during the nine months ended September 30, 2013.

During the three and nine months ended September 30, 2013, nil and 350,302 options were granted to senior management and directors at an exercise price of Cdn$0.54 and fair value of Cdn$0.20.

Options vest in two years and expire five years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of our share purchase options.

Norsat International Inc.	Management’s Discussion & Analysis

Restricted Share Unit (“RSU”)Plan

During the nine months ended September 30, 2013, we granted 555,624 RSUs to our employees with fair value of $0.50 per share, of which 430,196 RSUs were issued to directors and senior management. One third of the RSUs will vest on May 9, 2014, one third on May 8, 2015 and the remaining one third on November 6, 2015.

During the nine months ended September 30, 2013, a total of 108,912 RSUs were settled upon vesting.

As at September 30, 2013, a total of 759,952 RSUs were outstanding.

For the three and nine months ended September 30, 2013, we charged $41,283 and $0.1 million, respectively, to operating expenses in connection with our RSU Plan as share-based payments with a corresponding increase in contributed surplus (three and nine months ended September 30, 2012 – $19,089 and $31,577).

Treasury Shares

During the nine months ended September 30, 2013, we recorded a reduction in treasury shares of $43,100 or 91,724 common shares for RSUs that vested on May 9, 2013. These shares were issued to RSU participants to satisfy the delivery of shares upon vesting of RSUs.

In addition, we purchased 454,100 common shares in the open market for approximately $0.2 million in order to provide shares to RSU participants at applicable vesting dates for those RSUs that were granted during the nine months ended September 30, 2013. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants at future vesting dates of the RSUs.

As at September 30, 2013, the trustee held a total of 642,176 common shares of Norsat with a market value of approximately $0.3 million.

5.0 Off Balance Sheet Arrangements

As at September 30, 2013 and November 5, 2013, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel including our President and Chief Executive Officer, Chief Financial Officer and General Manager (2012- President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary) are as follows:

('000s)	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Short-term employee benefits	$230	$290	$833	$1,567
Share based payments	41	21	106	52
Total	$271	$311	$939	$1,619

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting periods related to key management personnel.

7.0 Proposed Transactions

As at November 5, 2013, we had not committed to any asset or business acquisitions or dispositions.

Norsat International Inc.	Management’s Discussion & Analysis

8.0 Critical Accounting Estimates and Accounting Policies

Accounting Estimates

Critical accounting estimates are described in Section 8.0 “Critical Accounting Estimates” of our 2012 annual MD&A found at www.sedar.com. When preparing the unaudited condensed interim consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from these judgments, estimates and assumptions.

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in our last annual financial statements for the year ended December 31, 2012, with the addition of the following estimates:

Government Repayment:

We are required to make annual repayments under the SADI I contract as outlined under Section 4.6 “Capital Resources.” On a quarterly basis, we calculate the repayment based on actual revenues achieved for the reporting period. If the revenue criteria for repayment have been met, a liability will be recognized with a corresponding increase in cost of goods sold. We will set up a liability in the period the actual revenues are recognized that cause the grant to become repayable. Given historical sales volume, the accrual for repayment, if any, is likely to be recognized in the fourth quarter of the fiscal year. Depending on the sales volume achieved during the repayment period, the amount of the repayment can significantly impact our gross margins percentages and amounts.

Changes in Accounting Policies and Future Accounting Pronouncements

The unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with those used in the preparation of the audited consolidated financial statements as at December 31, 2012. The unaudited condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2012.

Effective January 1, 2013, we adopted the following accounting policies:

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The application of this standard does not materially affect us.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The application of this standard does not materially affect us.

IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The application of this standard does not materially affect our Company.

9.0 Outstanding Share Data

We have an unlimited number of Common Shares authorized, of which 58,316,532, were outstanding at September 30, 2013 and at November 5, 2013.

As at November 5, 2013, we had 2,225,187 options outstanding to acquire common shares at exercise prices ranging from Cdn$0.36 to Cdn$0.92 per share.

Norsat International Inc.	Management’s Discussion & Analysis

10.0 Risks and Uncertainties

There have not been any significant changes or updates to our risk and risk management approach and discussion as outlined in Section 12.0 “Risks and Uncertainties” of our annual 2012 MD&A found at www.sedar.com.

Investors should carefully consider the risks and uncertainties described in our annual 2012 MD&A before making an investment decision. If any of the risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

11.0 Disclosure Controls and Internal Controls over Financial Reporting

11.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

11.2 Internal Controls over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over our financial reporting.

11.3 Changes in Internal Controls over Financial Reporting

During the nine months ended September 30, 2013 there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.